SUPPLEMENTAL DATA	Exhibit 99(i)
SIEMENS
ADDITIONAL INFORMATION (III) (unaudited)
External revenue of Sectors and Cross-Sector businesses by regions
For the fiscal years ended September 30, 2007 and 2006
(in millions of €)

	External revenue (location of customer)
										Asia, Australia,
	Europe, C.I.S.*, Africa			therein Germany			Americas			Middle East			Total
	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change
Sectors
Industry Sector	19,703	18,027	9%	7,196	6,766	6%	8,947	8,955	(0)%	6,326	5,625	12%	34,976	32,607	7%
Energy Sector	8,243	7,046	17%	1,876	1,712	10%	4,885	4,065	20%	6,747	5,455	24%	19,875	16,565	20%
Healthcare Sector	3,596	2,763	30%	875	682	28%	4,578	4,044	13%	1,624	1,357	20%	9,798	8,164	20%
Cross-Sector Businesses
Siemens IT Solutions and Services	3,415	3,885	(12)%	1,498	1,788	(16)%	472	504	(6)%	101	76	32%	3,988	4,466	(11)%
Siemens Financial Services (SFS)	439	381	15%	160	132	21%	212	200	6%	2	1	174%	653	581	12%
Reconciliation to Siemens	2,783	3,246	(14)%	989	1,302	(24)%	228	604	(62)%	147	255	(42)%	3,158	4,104	(23)%

Siemens	38,180	35,347	8%	12,594	12,382	2%	19,321	18,371	5%	14,947	12,769	17%	72,448	66,487	9%

*)	Commonwealth of Independent States.

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